INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT[EL] BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE[EL] BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER   , 1996


PROSPECTUS
                                SPORTSTRAC, INC.

                        1,200,000 SHARES OF COMMON STOCK
                            PAR VALUE $.01 PER SHARE

                        OFFERING PRICE PER SHARE--$6.00
                            ------------------------

     SportsTrac, Inc., a Delaware corporation (the 'Company' or 'SportsTrac'), hereby offers (the 'Offering') 1,200,000 shares of common stock, par value $.01 per share (the 'Common Stock' or 'Shares'). See 'Risk Factors' and 'Description of Securities.'


     Prior to this Offering, there has been no public market for the Common Stock. The offering price of the Common Stock has been determined by negotiations between the Company and Sterling Foster & Co., Inc., the underwriter of this Offering (the 'Underwriter'), and does not necessarily bear any relationship to the Company's assets, book value, net worth or results of operations or any other established criteria of value. The Underwriter may enter into arrangements with one or more broker-dealers to act as co-underwriters of this Offering. For additional information regarding the factors considered in determining the initial public offering price of the Common Stock, see 'Risk Factors--No Prior Public Market for Common Stock; Possible Volatility of Stock Price,' 'Description of Securities' and 'Underwriting.'



     The Company has applied for the inclusion of the Common Stock on the National Association of Securities Dealers ('NASD') OTC Bulletin Board, an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than on a national stock exchange or The Nasdaq Stock Market, Inc. ('Nasdaq'), and quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for a national stock exchange or Nasdaq. There can be no assurance that the Company's application for inclusion of its Common Stock on the OTC Bulletin Board will be approved or that, if approved, a regular trading market for its Common Stock will develop after this Offering or that, if developed, a regular trading market will be sustained. In the event the Common Stock is not included on the OTC Bulletin Board, quotes for the Common Stock may be included in the 'pink sheets' for the over-the-counter market. If the Company's Common Stock trades for less the $5.00 per share on the OTC Bulletin Board or the 'pink sheets,' it will become subject to the Commission's penny stock disclosure requirements. While the Company has applied for inclusion of its Common Stock on the Nasdaq SmallCap Market, the application was denied by the Nasdaq staff. The Company's appeal was denied by the Nasdaq Listing Qualifications Panel ('Listing Committee'). The Company is in the process of appealing the determination of the Listing Committee and has requested the Nasdaq Listing and Hearing Review Committee ('Review Committee') to review the decision of the Listing Committee. There can be no assurance that an appeal by the Company to the Review Committee to review the decision of the Listing Committee will be permitted or, if permitted, that an appeal will be successful. See 'Risk Factors-- Lack of Prior Market for Common Stock; No Assurance of Public Trading Market; Denial of Nasdaq Listing' and 'Penny Stock Regulations May Impose Certain Restrictions on Marketability of Company's Common Stock.' The Underwriter is not currently authorized by the NASD to act as a market maker of securities included on the OTC Bulletin Board. The prices and liquidity of the Company's Common Stock may be adversely affected by the Underwriter's inability to act as a market maker. The Underwriter cannot determine at this time whether or not other broker-dealers will act as a market maker of the Company's Common Stock. See 'Risk Factors--Underwriter's Inability To Act As Market Maker of Company's Common Stock.' In addition, the Underwriter is the subject of a NASD action. See 'Risk Factors-- Recent NASD Action Involving Underwriter.'

                            ------------------------

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK
  AND IMMEDIATE SUBSTANTIAL DILUTION OF THE BOOK VALUE OF THE COMMON STOCK
    OFFERED HEREBY AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD
     THE LOSS OF THEIR ENTIRE INVESTMENT. SEE 'DILUTION' AND 'RISK
                        FACTORS' WHICH BEGIN ON PAGE 6.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                                PRICE TO           UNDERWRITING DISCOUNTS         PROCEEDS TO
                                                 PUBLIC              AND COMMISSIONS(1)            COMPANY(2)
Per Share.............................           $6.00                     $0.60                     $5.40
Total(3)..............................         $7,200,000                 $720,000                 $6,480,000

               THE DATE OF THIS PROSPECTUS IS             , 1996
developed, will be sustained. The Company's application to list the Common Stock on the Nasdaq SmallCap Market was denied by the Nasdaq staff, which denial was affirmed by the Listing Committee, because of its concerns regarding the Company's early stage of development, the Company's significant losses, nominal revenue anticipated for 1996 and the lack of sufficient revenue producing contracts to meet its 1997 projections. The Company is in the process of appealing the determination of the Listing Committee and has requested the Review Committee to review the decision of the Listing Committee. There can be no assurance that an appeal by the Company to the Review Committee to review the decision of the Listing Committee will be permitted or, if permitted, that an appeal will be successful. Although the Company has applied for the inclusion of the Common Stock on the OTC Bulletin Board, there can be no assurance that such application will be approved or that, if approved, a regular trading market for the Common Stock will develop after this Offering or that, if developed, a regular trading market will be sustained. The OTC Bulletin Board is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than a national stock exchange or Nasdaq and quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for a national securities exchange or Nasdaq. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and purchasers of the Common Stock may be unable to resell the Common Stock offered hereby at or near their original offering price or at any price. In the event the Common Stock is not included on the OTC Bulletin Board, quotes for the Common Stock may be included in the 'pink sheets' for the over-the-counter market. In any event, because certain restrictions may be placed upon the sale of securities at prices under $5.00, unless such securities qualify for an exemption from the 'penny stock' rules, such as a listing on The Nasdaq SmallCap Market, some brokerage firms will not effect transactions in the Company's Common Stock and it is unlikely that any bank or financial institution will accept such securities as collateral, which could have a material adverse effect in developing or sustaining any market for the Common Stock. See 'Risk Factors--Penny Stock Regulations May Impose Certain Restrictions on Marketability of Company's Common Stock.'


     16. Underwriter's Inability To Act As Market Maker of Company's Common Stock. The Underwriter is not currently authorized by the NASD to act as a market maker of securities included on the OTC Bulletin Board. The prices and liquidity of the Company's Common Stock may be adversely affected by the Underwriter's inability to act as a market maker. The Underwriter cannot determine at this time whether or not other broker dealers will act as a market maker of the Company's Common Stock. Although it has no legal obligation to do so, the Underwriter from time to time may otherwise effect transactions in the Company's Common Stock. However, there is no assurance that the Underwriter will continue to effect transactions in the Company's Common Stock. The prices and liquidity of the Company's Common Stock may also be significantly affected by the degree, if any, to which the Underwriter so effects transactions. In addition, the Underwriter may voluntarily discontinue such participation at any time. Further, the market for, and liquidity of, the Company's Common Stock may be materially adversely affected by the fact that a significant amount of the Common Stock may be sold to customers of the Underwriter.




     17. 'Penny Stock' Regulations May Impose Certain Restrictions on Marketability of Company's Common Stock. The Securities and Exchange Commission (the 'Commission') has adopted regulations which generally define a 'penny stock' to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. If the Common Stock is included on the OTC Bulletin Board and is trading at less than $5.00 per share, it may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document (Schedule 15G) mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the 'penny stock' rules may restrict the ability of broker-dealers to sell the Company's Common upon the number of shares that are offered and sold. Affiliates of the Company may sell their shares during a favorable movement in the market price of the Company's Common Stock which may have a depressive effect on its price per share. See 'Description of Securities.'


     23. Underwriter's Purchase Option. In connection with this Offering, the Company will sell to the Underwriter, for nominal consideration ($120), an option to purchase an aggregate of 120,000 shares of Common Stock (the 'Underwriter's Purchase Option'). The Underwriter's Purchase Option will be exercisable commencing one (1) year after the Effective Date and ending four (4) years after such date, at prices of $9.90 per Share, subject to certain adjustments. The holders of the Underwriter's Purchase Option will have the opportunity to profit from a rise in the market price of the Company's Common Stock, without assuming the risk of ownership. The Company may find it more difficult to raise additional capital if it should be needed for the business of the Company while the Underwriter's Purchase Option is outstanding. At any time when the holders thereof might be expected to exercise them, the Company would probably be able to obtain additional capital on terms more favorable than those provided by the Underwriter's Purchase Option. See 'Underwriting.'




     24. Limitation on Director Liability. As permitted by Delaware law, the Company's Certificate of Incorporation limits the liability of directors to the Company or its stockholders for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of the Company's charter provision and Delaware law, stockholders may have limited rights to recover against directors for breach of fiduciary duty. See 'Description of Securities.'



     25. Certain Anti-Takeover Provisions Potentially Discouraging a Merger or other Change in Control. The ability of the Board of Directors to issue shares of preferred stock in one or more series and to determine the designation, voting and other rights, preferences, privileges and restrictions applicable to such shares, together with the heightened shareholder approval requirements associated with certain business combination transactions involving a Related Person (as defined) and applicable provisions of Delaware law may have the effect of discouraging a merger, tender offer, proxy contest or other transaction involving a change in control of the Company that has not received the prior approval of a majority of the Company's Board of Directors. See 'Description of Securities.'



     26. Additional Authorized Shares Available for Issuance May Adversely Affect the Market. The Company is authorized to issue 15,000,000 shares of its Common Stock, $.01 par value. If all of the 1,200,000 shares of Common Stock offered hereby are sold, there will be a total of 4,104,000 shares of Common Stock issued and outstanding. However, the total number of shares of Common Stock issued and outstanding does not include the exercise of up to 2,000,000 Warrants held by the Bridge Lenders to purchase up to 2,000,000 shares of the Company's Common Stock, the Underwriter's Purchase Option to purchase up to 120,000 shares of Common Stock, the Underwriter's Over-Allotment Option of 180,000 shares of Common Stock, other warrants to purchase up to 180,000 shares of Common Stock, and up to 480,000 shares of Common Stock issuable upon exercise of employee stock options. After reserving a total of 2,960,000 shares of Common Stock for issuance upon the exercise of all the options and warrants (including the Over-Allotment Option, the Underwriter's Purchase Option, other warrants of the Company, all of the Class A Warrants owned by the Bridge Lenders and employee stock options), the Company will have at least 7,936,000 shares of authorized but unissued Common Stock available for issuance without further shareholder approval including issuances under current outstanding options and warrants as well as issuances pursuant to employee stock option plans. As a result, any issuance of additional shares of Common Stock may cause current shareholders of the Company to suffer significant dilution and may adversely affect the market price of their shares. In addition, the Company is authorized to issue 100,000 shares of Preferred Stock. See 'Description of Securities' and 'Underwriting.'



     27. Private Investigation Concerning Trading in Securities of Issuer Underwritten by Underwriter. The Company was advised that the Securities and

Exchange Commission issued an order on March 17, 1995 authorizing a private investigation concerning trading in the securities of Lasergate Systems, Inc. The Underwriter acted as underwriter of a public offering of securities of Lasergate Systems, Inc. in October 1994 and has acted as a market maker of that issuer's securities since that time. Although the Underwriter is currently not authorized by the NASD to act as a market maker of the Company's Common Stock (see 'Risk Factors-- Underwriter's Inability To Act As Market Maker of Company's Common Stock'), even if they were authorized to do so in the future, an unfavorable resolution of the SEC's investigation may adversely affect the market for and liquidity of the Company's securities if the Underwriter as a result of such resolution will be unable to make a market in the Company's securities and if additional broker-dealers do not make a market in the Company's securities.



     28. Recent NASD Action Involving Underwriter. The Company has been advised by the Underwriter that the NASD filed a complaint (No. CMS960174) on September 18, 1996 (the 'Complaint') against the Underwriter and various individuals associated or formerly associated with the Underwriter (collectively, the 'Respondents'), alleging various violations of the Exchange Act and the NASD Rules of Fair Practice. The Complaint consists of causes of action involving sales of securities of three companies (Advanced Voice Technologies, Inc., Com/Tech Communications Technologies, Inc. and Embryo Development Corporation) whose initial public offerings were underwritten by the Underwriter. The Complaint alleges that the Underwriter engaged in the use of fraudulent and manipulative devices in connection with the distribution and sale of securities of such companies and failed to comply with undertakings to submit various documents and information to the NASD's Corporate Financing Department for review and received unfair and unreasonable underwriting compensation in connection with transactions involving securities held by stockholders of such companies; fraudulent sales practices including baseless price predictions and sales of shares at aftermarket prices instead of the offering price and unauthorized transactions with customers of the Underwriter. Furthermore, the Complaint alleges inadequate supervision of the activities of the sales representatives relating to the various alleged violations and inadequate written supervisory procedures to prevent the allegedly violative conduct. The Respondents have not yet filed an answer to the Complaint; however, it is their intention to deny all material allegations and alleged violations and to vigorously contest the proceeding.



     29. Inexperienced Underwriter May Affect Trading Market. This is the public offering underwritten by Sterling Foster & Co., Inc. There can be no assurance that the Underwriter's limited experience as an underwriter of public offerings will not adversely affect the proposed public offering of the securities, the subsequent development of a trading market, if any, or the market for and liquidity of the Company's securities. Therefore, purchasers of the securities offered hereby may suffer a lack of liquidity in their investment or a material diminution of the value of their investment.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,200,000 shares of Common Stock offered hereby, are estimated to be $5,814,000 (after deducting approximately $720,000 in underwriting discounts, other expenses of this Offering estimated to be $666,000, which includes the Underwriter's non-accountable expense allowance of $216,000, and a $100,000 financial consulting fee payable to the Underwriter at the closing) (but not considering any exercise of the Over-Allotment Option or the Underwriter's Purchase Option).

     The Company based upon all currently available information, intends to utilize such proceeds approximately as follows:


                                                                          APPROXIMATE        APPROXIMATE
                                                                           AMOUNT OF      PERCENTAGE(%) OF
                                                                          NET PROCEEDS      NET PROCEEDS
                                                                          ------------    -----------------
Product Development(1).................................................    $1,957,000            33.66%
Marketing and Sales....................................................     1,600,000            27.52%
Repayment of Certain Indebtedness(2)...................................     1,100,000            18.92%
Working Capital(3).....................................................     1,157,000            19.90%
                                                                          ------------         -------
  Total................................................................    $5,814,000           100.00%


------------------

(1) Includes funds utilized for research and development, including product design, engineering and prototype design, statistical analysis and software design and development.



(2) Represents the repayment of Bridge Loans in the aggregate principal amount of $400,000. The Bridge Loans are due and payable upon the earlier of December 31, 1996 or the closing of the Company's initial public offering and bear interest at the rate of 8% per annum. The proceeds of the Bridge Loans were used for working capital ($350,000) and as a source of funds to pay expenses associated with this Offering ($50,000). See 'Bridge Financing.' Also represents the repayment of two loans, each in the amount of $350,000, to Swiss American Bank Ltd. and Ulster Investment, Ltd. Each of these loans are due and payable upon the earlier of December 31, 1996 or the closing of the Company's initial public offering and bear interest at the rate of 15% per annum. The proceeds of such loans was used to pay the balance of the up-front licensing fees due to BFI under the Company's sublicense agreement. See 'Bridge Financing' and 'Certain Transactions.'



(3) This amount will be utilized for general and administrative expenses (including salaries, office space and equipment rental (including communication equipment), supplies and other miscellaneous expenses).


     The amounts set forth above are estimates. Should a reapportionment or redirection of funds be determined to be in the best interests of the Company, the actual amount expended to finance any category of expenses may be increased or decreased by the Company's Board of Directors, at its discretion.

     The Company believes that the proceeds of this Offering will enable the Company to expand its business. As a result, the Company believes that the net proceeds of this Offering, together with increased revenues generated from operations, will be sufficient to conduct the Company's operations for at least eighteen (18) months. The underwriting agreement does not prevent the Company from seeking bank financing, although there can be no assurance that such financing will be available on commercially reasonable terms. See 'Risk Factors--Dependence on Offering Proceeds; Possible Need for Additional Financing.'

     To the extent that the Company's expenditures are less than projected and/or the proceeds of this Offering increase as a result of the exercise by the Underwriter of its Over-Allotment Option, the resulting balances will be retained and used for general working capital purposes. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amounts anticipated, additional financing may be sought from other sources, such as debt financing from financial institutions, although there can be no assurance that such additional financing, if available, will be on terms acceptable to the Company. See 'Risk Factors--Dependence on Offering Proceeds; Possible Need For Additional Financing.' The net proceeds of this Offering that are not expended immediately may be deposited in interest bearing accounts, or invested in government obligations or certificates of deposit.

Company's auditors contains an explanatory paragraph which discusses certain factors which raise substantial doubt about the Company's ability to continue as a going concern.



     The Company expects to incur substantial expenditures over the next eighteen months to implement its sales, marketing and other programs. The

Company's management believe that the net proceeds of this offering (excluding any proceeds from the Underwriter's Over-Allotment Option) will be sufficient to fund its liquidity needs for at least the next eighteen months.


                                    BUSINESS

GENERAL

     SportsTrac, Inc., a Delaware corporation ('SportsTrac' or the 'Company'), is a development stage business established in April 1995 (under the name Bogart International Associates, Inc.) to develop and market products designed to enhance and monitor athletic performance. The first product developed by the Company, The SportsTrac(Trademark) System, is a skill evaluation tool that can measure a person's hand-eye coordination and chart day-to-day variations in performance. The Company filed a trademark application on May 6, 1996 with respect to a trademark of the name of The SportsTrac(Trademark) System, and is presently using the name for promotional purposes.


     The SportsTrac(Trademark) System is presently in use (on an experimental basis) by professional baseball, hockey and basketball teams. Presently, this professional level sports team version of The SportsTrac(Trademark) System is the only version in use, and it is in use only in an uncompleted pilot program, is not fully tested or engineered, and is not ready for commercial production and sale to professional sports teams. The Company is endeavoring to adapt the same developed technology, by creating prototype versions, for a kiosk-based evaluation and information delivery system for health and fitness clubs, as well as for a skill analyzer for golfers and other recreational sports enthusiasts. Additionally, the Company will endeavor to adapt The SportsTrac(Trademark) System to a consumer entertainment version which will allow users to 'compete' against professional athletes. However, the Company has not yet begun commercial production of any version of its SportsTrac(Trademark) System which the Company anticipates will be commercially available to any of its targeted markets. Should any adaptation of The SportsTrac(Trademark) System be produced, there can be no assurances that such adaptation will achieve market acceptance.



     The Company anticipates that it will first establish the value of its developed technology at the professional sports level, and then apply the same technology and analysis to the broad base of recreational athletes, teams and sports clubs. The SportsTrac(Trademark) System is already in use at the professional sports level. The Company has established a pilot program with the Los Angeles Dodgers (Major League Baseball), New York Rangers (a National Hockey League team through their affiliate in the American Hockey League), Minnesota Timberwolves (National Basketball Association) and Callaway Golf. Recently, the Company signed purchase agreements with the Palm Springs Suns ( a minor league baseball team) and U.S. Golf and Entertainment, Inc. (owners of golf driving ranges) to install The SportsTrac(Trademark) System in early 1997. Each agreement calls for the installation of one SportsTrac(Trademark) System (identical to the professional sports team version) for a purchase price of $20,000. The agreements provide for: (1) two days of on-site training in conjunction with installation; (2) provisions for maintenance and repairs by the

Company for the twelve month period following shipment; and (3) the requirement by the Company to supply updates and modifications to the systems completed by the Company during the twelve month period following the date of shipment, at no charge to the customers.


     This pilot program is scheduled to continue until the conclusion of each professional team's current season, at which time the Company anticipates that, except for aesthetic changes, each system will be fully tested and engineered and ready for commercial production and sale to other professional level sports teams. While professional sports teams have participated in the pilot program, their participation should not be understood to be an endorsement or promotion of the Company's product by any professional team, or the athletes who utilize The SportsTrac(Trademark) System in the pilot program.

     The Company is unaware of any product other than The SportsTrac(Trademark) System which provides an objective and reliable measurement of the core skills needed in sports such as baseball, hockey, basketball, golf, and tennis. Recently, a study which tested professional baseball players at two minor league affiliates of the Los Angeles